Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
PHARMACYCLICS, INC.

Under Section 242 of the Delaware General Corporation Law

_______________________________

It is hereby certified that:

1.	The name of the corporation is: Pharmacyclics, Inc. (the “Corporation”).

2.	The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the first paragraph of Article IV thereof and replacing it with the following:

“A. Classes of Stock. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is One Hundred Fifty One Million (151,000,000) shares. One Hundred Fifty Million (150,000,000) shares shall be Common Stock, par value $0.0001 per share, and One Million (1,000,000) shares shall be Preferred Stock, par value $0.0001 per share.”

3.	The foregoing amendment shall be effective as of 5:00 p.m. Eastern Time on December 16, 2011.

4.
The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and by the affirmative vote of the holders of a majority of the capital stock of the Corporation at a meeting duly noticed and conducted in accordance with the Bylaws of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Incorporation to be executed on this 16th day of December, 2011.

PHARMACYCLICS, INC.

By:	/s/ Rainer M. Erdtmann
Name:	Rainer M. Erdtmann
Title:	Vice President, Finance & Administration and Secretary